Exhibit 4.31

AMENDED AND RESTATED CONSULTING AGREEMENT

This Consulting Agreement (together with the attached Exhibit A (the “Business Terms Exhibit”), collectively this “Agreement”,  is made as of May 1, 2024 (the “Effective Date”) by and between XORTX Therapeutics Inc., a corporation incorporated in British Columbia and located at 3710, 33rd Street, N.W. Calgary, Alberta T2L 2M1 Canada (“Company”), and Stacy Evans, M.D., M.B.A. with an address of 2700 San Pablo Avenue, Suite 309, Berkeley, California 94702 USA (“Consultant”).

1.

Services. Company retains Consultant, and Consultant agrees to provide, consulting and advisory services to Company as Company may from time to time reasonably request and as specified in the Business Terms Exhibit (the “Consulting Services”). Any changes to the Consulting Services must be agreed to in writing between Consultant and Company prior to implementation of any such changes.  All Consulting Services are provided on a non-exclusive basis.

2.

Compensation and Expense Reimbursement. As full consideration for Consulting Services provided under this Agreement, Company agrees to pay Consultant as described in the Business Terms Exhibit.  Company shall pay all undisputed invoices within fifteen (15) days of its receipt of the invoice.  Company shall notify Consultant promptly in writing if it disputes any fees and the parties shall work together in good faith to resolve such disputes within no more than fifteen (15) days of Company’s notification of such dispute. Consultant shall continue to perform the Consulting Services during the pendency of any such invoice dispute.

All reimbursable expenses over one-thousand US dollars ($1000 USD) must be approved by Company in writing, in advance.  Consultant must pass through all reimbursable expenses at cost, without mark-up, and must provide receipts or documentation of all such expenses.

3.

Performance. Consultant agrees to provide the Consulting Services to Company, or to its designee, in compliance with all applicable laws and regulations and in accordance with good biopharmaceutical industry professional standards.

4.

Compliance with Obligations Relating to Third Parties. Consultant represents and warrants to Company that the terms of this Agreement and Consultant’s performance of Consulting Services do not and will not conflict with any of Consultant’s obligations to any third parties and vice versa. Consultant agrees not to use any trade secrets or other confidential information of any other person, firm, corporation, institution or other third party in connection with any of the Consulting Services. Consultant agrees not to make any use of any funds, space, personnel, facilities, equipment of a third party in performing the Consulting Services, nor take any other action that would result in a third party asserting ownership of, or other rights in, any Work Product (defined in Section 5), unless agreed upon in writing in advance by Company.  Consultant also agrees not to make any use of any funds, space, personnel, facilities, equipment of the Company in performing any services for any third party.  Notwithstanding the foregoing, Company acknowledges that Consultant may currently, and in the future potentially provide consulting services to other companies working in overlapping therapeutic disciplines as Company, provided that Consultant fully complies with all confidentiality and other obligations set forth in this Agreement.  The Consultant represents, warrants and covenants to and with the Company that Consultant is not currently working for any third party who is developing a therapeutic for the treatment of autosomal dominant polycystic kidney disease (ADPKD) and agrees not to intentionally do so within the term without the prior written consent of the Company, such consent not to be unreasonably withheld.

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5.

Work Product. Consultant will promptly and fully disclose in confidence to Company all inventions, discoveries, improvements, ideas, concepts, products, works of authorship, know-how, documentation, reports, research, or creations, arising from, or made in the performance of, the Consulting Services (whether or not patentable or subject to copyright or trade secret protection) (collectively, the “Work Product”). Consultant agrees to assign, at Company’s request, all rights in the United States and throughout the world to Work Product. For purposes of the copyright laws of the United States, Work Product will constitute “works made for hire,” except to the extent such Work Product cannot by law be “works made for hire”.  Consultant represents and warrants that Consultant has and will have the right to transfer and assign to Company all Work Product. Consultant will execute all documents and take any and all actions needed, at Company’s sole expense, all without further consideration, in order to confirm Company’ rights as outlined above. Notwithstanding the foregoing, Work Product shall not include information in the public domain or obtained by Consultant from proprietary databases.

6.	Confidentiality.
6.1

Definition. “Confidential Information” means any non-public scientific, technical, business or financial information in whatever form (written, oral or visual) that is furnished or made available to Consultant by or on behalf of Company. Confidential Information is, and will remain, the sole property of Company.

6.2

Obligations. During the Term (as defined in Section 8) and for a period of five (5) years thereafter, Consultant agrees to (a) hold in strict confidence all Confidential Information, and not disclose Confidential Information without the prior written consent of Company; (b) use Confidential Information solely in connection with the Consulting Services; (c) treat Confidential Information with no less than a prudent and reasonable degree of care at least equal to how participants in the life sciences and biotech industry protect their own confidential information; (d) reproduce Confidential Information solely to the extent necessary to provide the Consulting Services, with all such reproductions being considered Confidential Information; and (e) notify Company of any unauthorized disclosure of Confidential Information promptly upon becoming aware of such disclosure. If Consultant is required by a governmental authority or by order of a court of competent jurisdiction to disclose any Confidential Information, Consultant will give Company prompt written notice thereof and Consultant will take all reasonable and lawful actions to avoid or minimize the degree of such disclosure. Consultant will cooperate reasonably with Company in any efforts to seek a protective order at Company’s sole expense. In addition, Consultant shall continue to remain bound by the terms of the separately executed mutual non-disclosure agreement dated July 11, 2022 (the “CDA”), provided however that if there is a conflict between the terms of the CDA and the term of Section 6 of this Agreement, this Agreement shall prevail.

6.3	Exceptions. Consultant’s obligations of non-disclosure and non-use under this Agreement will not apply to any portion of Confidential Information that:
(a)	is generally known to the public at the time of disclosure or becomes generally known through no wrongful act on the part of Consultant;
(b)	is in Consultant’s possession at the time of disclosure other than as a result of Consultant’s breach of any legal obligation;

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(c)	becomes known to Consultant on a non-confidential basis through disclosure by sources other than Company having the legal right to disclose such Confidential Information; or
(d)	is independently developed by Consultant without reference to or reliance upon Confidential Information.
7.

Publication; Publicity. Consultant may not publish any Work Product, in whole or in part, without the prior express written consent of Company. Consultant will not use the Company’s logo, trade name, or trademark, or any simulation, abbreviation, or adaptation of same, or the name of Company for publicity, promotion, or other uses without Company’s prior written consent.

8.

Expiration/Termination. The term of this Agreement will commence on the Effective Date and expire at the end of the period specified in the “Term of Engagement” Section of the Business Terms Exhibit, unless sooner terminated pursuant to the provisions of this Section 8 or extended by mutual written agreement of the parties (the “Term”). Company may terminate this Agreement at any time with or without cause upon not less than thirty (30) days’ prior written notice to Consultant.  Consultant may terminate this Agreement at any time with or without cause upon not less than thirty (30) days’ prior written notice to Company. Any expiration or termination of this Agreement shall be without prejudice to any obligation of either party that has accrued prior to the effective date of expiration or termination. Upon expiration or termination of this Agreement, neither Consultant nor Company will have any further obligations under this Agreement, except that (a) Consultant will terminate all Consulting Services in progress in an orderly manner as soon as practicable and in accordance with a schedule agreed to by Company, unless Company specifies in the notice of termination that Consulting Services in progress should be completed; (b) Company will pay Consultant any accrued monies due and owing Consultant, up to the time of termination or expiration, for Consulting Services properly performed and all authorized expenses actually incurred; (c) Company shall have a surviving obligation to pay Consultant the Transaction Bonus as outlined in the Business Terms Exhibit, irrespective of whether or not a Broker-Dealer was engaged by Company, if a Transaction is consummated within 15 months of the expiration or termination date and this Agreement was not terminated by Company for cause; (d) upon Company’s request, Consultant will promptly destroy all Confidential Information provided to Consultant under this Agreement with the exception of (i) one (1) copy of any such Confidential Information that shall be securely isolated by Consultant solely for the purposes of compliance with this Agreement and (ii) any ordinary course of business electronic archival back-up copies of such Confidential Information securely maintained by the Consultant; and (e) the terms, conditions and obligations under Sections 4, 5, 6, 7, 8, 9 will survive expiration or termination of this Agreement. For clarity, the last sentence of Section 4 will not survive expiration or termination of this Agreement.

9.	Miscellaneous.

9.1 Independent Contractor. The parties understand and agree that Consultant is an independent contractor and not an agent or employee of Company. Consultant has no authority to obligate Company by contract or otherwise. Consultant will not be eligible for any employee benefits of Company and expressly waives any rights to any employee benefits. Except as otherwise required by law, Consultant will bear sole responsibility for paying and reporting Consultant’s own applicable federal and state income taxes, social security taxes, unemployment insurance, workers’ compensation, health or disability insurance, retirement benefits, and other welfare or pension benefits, as applicable.

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9.2 Entire Agreement. This Agreement and the CDA contain the entire agreement of the parties with regard to its subject matter and supersedes all prior or contemporaneous written or oral representations, agreements and understandings between the parties relating to that subject matter. This Agreement may only be changed or amended in writing and signed by Consultant and an authorized representative of Company.

9.3 Assignment and Binding Effect. Consultant may not assign or transfer this Agreement or assign, transfer or subcontract any of Consultant’s rights or obligations under this Agreement without Company’s prior written consent. Company may transfer or assign this Agreement to a Company Affiliate, without the prior written consent of Consultant. For the purposes of such Company assignment, “Affiliate” means, with respect to Company, a firm, corporation or other entity which directly or indirectly owns or controls Company, or is owned or controlled by Company, or is under common ownership or control with Company. The word “control” means (i) the direct or indirect ownership of fifty percent (50%) or more of the outstanding voting securities of a legal entity, or (ii) possession, directly or indirectly, of the power to direct the management or policies of a legal entity, whether through the ownership of voting securities, contract rights, voting rights, corporate governance or otherwise. Any purported assignment or transfer in violation of this Section 9.3 is void. This Agreement will be binding upon and inure to the benefit of the parties and their respective legal representatives, heirs, successors and permitted assignees.

9.4 Notices. All notices required or permitted under this Agreement must be in writing and must be given by directing the notice to the address for the receiving party set forth in this Agreement or at such other address as the receiving party may specify in writing under this procedure. Notices to Company will be marked “Attention: Dr. Allen Davidoff, President and CEO”. Notices to Consultant will be marked “Attention:  Stacy Evans, MD, MBA”.  All notices must be given (a) by personal delivery, with receipt acknowledged; (b) by prepaid certified or registered mail, return receipt requested; (c) by prepaid next business day delivery service; or (d) via email with confirmed receipt from both parties. Notices will be effective upon receipt or at a later date stated in the notice.

9.5 Governing Law. This Agreement and any disputes relating to or arising out of this Agreement will be governed by, construed, and interpreted in accordance with the laws of the State of California applicable therein without regard to any choice of law principle that would require the application of the law of another jurisdiction.

9.6 Severability; Reformation. Each provision in this Agreement is independent and severable from the others, and no provision will be rendered unenforceable because any other provision is found by a proper authority to be invalid or unenforceable in whole or in part. If any provision of this Agreement is found by such an authority to be invalid or unenforceable in whole or in part, such provision shall be changed and interpreted so as to best accomplish the objectives of such unenforceable or invalid provision and the intent of the parties, within the limits of applicable law.

9.7 Currency. All dollar amounts herein are stated in United States currency.

9.8 Broker-Dealer Status. The Consulting Services may include some or all services that are  customarily rendered by a business and corporate strategy development and management  consultant in the biotechnology and pharmaceutical industry, including without limitation evaluating the management, scientific and commercial capabilities of potential business partners for Company, evaluating the management, scientific and commercial capabilities of Company, evaluating development strategy and commercial potential for Company’s pharmaceutical product candidates, helping Company develop and evaluate terms for a transaction between such potential business partners and Company, and advising Company’s management, advisors, and Board of

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Directors in the area of Consultant’s expertise. For clarity, Consultant is not engaged in the business of effecting or facilitating securities transactions and Consultant is not registered as a broker or dealer under the Securities Exchange Act of 1934, as amended, or the rules of any self-regulatory organization in the securities field, and therefore shall not participate materially in the solicitation, placement, negotiation or execution of a transaction to the extent involving the sale of securities for the account of Company, any of Company’s securityholders, or any third party if such participation would require such registration.

9.9 No Strict Construction; Headings. This Agreement has been prepared jointly and will not be strictly construed against either party. The Section headings are included solely for convenience of reference and will not control or affect the meaning or interpretation of any of the provisions of this Agreement.

9.10 Waivers. Any delay in enforcing a party’s rights under this Agreement, or any waiver as to a particular default or other matter, will not constitute a waiver of such party’s rights to the future enforcement of its rights under this Agreement, except with respect to an express written waiver relating to a particular matter for a particular period of time signed by Consultant or an authorized representative of the waiving party, as applicable.

9.11 Remedies. The parties agree that (a) either party may be irreparably injured by any willful or intentional uncured breach of this Agreement; (b) money damages may not be an adequate remedy for any such breach; (c) as a remedy for any such breach the non-breaching party will be entitled to seek equitable relief, including injunctive relief and specific performance, without being required by the breaching party to post a bond; and (d) such remedy may not be the exclusive remedy for any breach of this Agreement.  Either party shall not be liable for any injuries or damages sustained by the other party unless resulting from the negligence, bad faith, willful misconduct or fraud on the part of the other party.  Either party shall not be liable for any losses or any damage caused by the other party to a third party.  Each party shall at all times indemnify and save harmless the other party, its officers, employees and agents from and against all actions, damages, claims, demands and losses (including legal expenses) incurred as a result of a breach by the other party of its covenants, representations and warranties under this Agreement or the other party’s negligence, bad faith, willful misconduct or fraud.

9.12 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. A facsimile or portable document format (“.pdf”) copy of this Agreement, including the signature pages, will be deemed an original.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

XORTX THERAPEUTICS, INC.		STACY EVANS, M.D., M.B.A.

By:	/s/ Allen Davidoff	/s/ Stacy Evans

Name:	Dr. Allen Davidoff, PhD	Dr. Stacy Evans, MD, MBA

Title:	Chief Executive Officer	Executive Consultant

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EXHIBIT A

BUSINESS TERMS EXHIBIT

1.

Description of Consulting Services. Consultant will provide consulting services in connection with a business development Transaction for Company as well as commercial and valuation assessment consulting services in the capacity of acting Chief Business Officer for Company (“Consulting Services”).  “Transaction” means a license, option, co-development, other partnership or collaboration, equity investment, or other strategic transaction including a merger, acquisition, or sale of all or substantially all of Company’s assets, in each case inclusive of the XRx-008 program, excluding any public financing or private placement through an investment dealer. It is expected that the Consulting Services shall include the following:

●	Review past and ongoing business development interactions related to XRx-008 with pharmaceutical and biotech companies;
●	Continue to augment a proposed list of pharmaceutical and biotech companies with global or US presence for Transaction engagement, which may include companies that Company has previously engaged in XRx-008 business development discussions within the six (6) months preceding September 1, 2022 (“Company Lead”) or companies that had not been engaged in XRx-008 business development discussions with Company within the six (6) months preceding September 1, 2022 (“Consultant Lead”);
●	Lead outreach and continued engagement with all Consultant Leads and Company Leads, respectively, that have been approved by Company (collectively, “Strategic Partners”). Company must authorize Consultant to contact all Strategic Partners on Company’s behalf in writing (email is sufficient). All pharmaceutical and biotech companies listed in the business development tracker (“BD Tracker”) will de facto be considered Strategic Partners;
●	Periodically engage with Strategic Partners with any material updates to the XRx-008 program (e.g., interim data readout) or to relevant developments with Strategic Partners’ pipelines.
●	Maintain BD Tracker of all business development interactions and activity;
●	Meet with Company on a weekly basis (or on a cadence as mutually agreed between Company and Consultant) to review the BD Tracker and align on next steps with each Strategic Partner;
●	Update discounted cashflow model for XRx-008 program, as needed when material changes to the
●	Lead any relevant or material updates to non-confidential and confidential slide decks with support from key Company individuals including R&D and other functional lines (tailored and updated, as needed, to specific Strategic Partners);
●	Support any potential Strategic Partner due diligence and data room management;
●	Advise company regarding suitable deal construct(s) for a potential Transaction with a given Strategic Partner;
●	Lead deal structuring, financial modeling, and negotiations of deal terms (term sheet and contract) in coordination with Company’s transaction attorney, other relevant counsel, management team, and Board of Directors, as applicable, including identification of key contractual business issues as a result of the contemplated business development Transaction(s); and
●	In the event of a competitive process, advise on process formalization including development of process letters and coordination of timelines amongst Strategic Partners of interest. Lead in-depth evaluation and comparison of offers based on financial modeling and strategic considerations and advise on competitive negotiation strategy.
●	Present or address questions regarding Company’s commercial assessment analysis of the XRx-008 program finalized by Bluestar Bioadvisors in May 2023 to any relevant audience as deemed appropriate by Company’s CEO or Board of Directors which may include Strategic Partners, current or prospective investors, and prospective independent Board Directors.
●	Advise Company on any potential future third party commercial and/or valuation assessment analyses of the XRx-008 program during the Term and lead such vendor management in the event that such analyses are commissioned by Company

Unless otherwise mutually agreed in writing by Consultant and Company, the focus of Consultant’s consulting services will be to consummate a single Transaction for Company’s proprietary program, XRx-008, for the treatment of progressive autosomal dominant polycystic kidney disease, that is global in scope or at a minimum includes the United States within the Transaction’s territory. Accordingly, Consultant’s services will focus on Strategic Partners with a relevant commercial presence, pipeline focus and/or strategic interest in the XRx-008 program within the United States or globally. For clarity, Consultant will not be responsible for engaging with potential partners that are interested in a regional Transaction which excludes the United States.

It is expected that Consultant will work closely and collaboratively with members of Company’s executive management team, including Dr. Allen Davidoff, any relevant members of Company’s Board of Directors, any relevant non-executive Company personnel as directed by the executive management team, as well as Company’s external legal counsel, financial advisers and accountants in connection with the Consulting Services to be provided by Consultant. Consultant will not contact other Company personnel or discuss Transactions with other Company personnel without the prior written consent of Dr. Allen Davidoff (or such other member of the executive management team that Dr. Allen Davidoff may delegate the authority to provide such prior written consent).

2.

Term of Engagement.  Unless earlier terminated as provided in the Agreement, the term of the Agreement shall be twelve (12) months from the Effective Date (the “Term”). The Term may be extended upon written agreement of the parties.

3.

Compensation.  Consultant shall be paid a fixed monthly fee of twelve thousand five hundred US dollars ($12,500 USD) for performance of the Consulting Services (“Retainer Fees”); provided, however, that (i) following closing of Company financing to support initiation of the next clinical study for XRx-008, the Retainer Fees will be adjusted to a minimum of fifteen thousand US dollars ($15,000 USD) based on mutual agreement between Company and Consultant and (ii) should Company formally engage an investment bank, broker, dealer or other financial advisor responsible for leading a Company sale process, merger, acquisition or other strategic transaction involving the equity or assets of the company which includes the XRx-008 program (“Broker-Dealer”), then Consultant will work in a supporting fashion with such Broker-Dealer to effectuate such a transaction.  The Retainer Fees shall be paid monthly in arrears on payment terms as outlined in this Agreement. In addition to the Retainer Fees, Company shall grant Consultant fully vested options to purchase eight thousand (8,000) shares of Company’s common stock on the NASDAQ exchange (ticker symbol XRTX) at the closing price the day prior to the Effective Date of this Agreement (“Options Grant”), subject to approval by Company’s Board of Directors. Such Options Grant will have an expiration date no less than five (5) years from the grant date, regardless of termination or expiration of this Agreement.

In addition to the Retainer Fees and Options Grant, Consultant shall be eligible to receive a success fee following the consummation of a Transaction (“Transaction Bonus”) as a component of Consultant’s compensation for performance of Consulting Services. The Transaction Bonus shall be structured as follows:

●	(i) 0.75% of Transaction Value for consummation of a Transaction with a Strategic Partner that originated as a Company Lead;
●	(ii) 1.25% of Transaction Value for consummation of a Transaction with a Strategic Partner that originated as a Consultant Lead
●	(iii) In the event that a Broker-Dealer is engaged by Company and such Broker-Dealer is entitled to a success fee, then (a) the Transaction Bonus will be 1.0% of the Transaction Value if a Transaction is consummated with a Strategic Partner that originated as a Consultant Lead or (b) the Transaction Bonus will be 0.75% of the Transaction Value for any other consummated Transaction.

Provided in each case for a Transaction with a Strategic Partner that during the Term a non-confidential summary of the XRx-008 program has been shared with the Strategic Partner and the Strategic Partner was approved for outreach in writing (email is sufficient) by the Company.

“Transaction Value” means (a) any upfront consideration including upfront purchase price, licensing upfront fee, option upfront fee, option exercise fee, or upfront investment, (b) any payment over time that is neither a contingency nor tied to any success-based milestone event including a deferred upfront payment or maintenance fee, and (c) any contingent considerations including success-based development, regulatory or sales milestones, contingent value rights, royalties, or profit shares.  In the event that the Transaction Value or any component thereof is provided in a non-cash consideration such as equity, options, or other securities, then the Transaction Bonus will be paid in the same form or in cash at fair market value of such non-cash consideration, at Company’s sole discretion.

Notwithstanding the foregoing calculation of the Transaction Bonus in (i)-(iii) above, the total Transaction Bonus paid to Consultant shall not exceed four million US dollars ($4,000,000 USD) in the aggregate or the equivalent thereof based on fair market value for any non-cash considerations.

The Transaction Bonus will be due within fifteen (15) days of receipt by Company of any component of the Transaction Value. For clarity, for any payments to the Company over time or contingent considerations of the Transaction Value, payment of the related Transaction Bonus component will be due to Consultant only if and when the contingent component or future payment of the Transaction Value is achieved, earned and received (as applicable) by Company.

4.	Travel and Expenses. It is not anticipated that any travel nor other out-of-pocket expenses will be required in Consultant’s provision of Consulting Services.